Notice to ASX/LSE 29 March 2022 Rio Tinto completes acquisition of Rincon lithium project Rio Tinto has completed the acquisition of the Rincon lithium project in Argentina for $825 million, following approval from Australia’s Foreign Investment Review Board (FIRB). A binding agreement to purchase the project from Rincon Mining, a company owned by funds managed by the private equity group Sentient Equity Partners, was announced in December 2021. Rincon is a large undeveloped lithium brine project located in the heart of the lithium triangle in the Salta Province of Argentina, an emerging hub for greenfield projects. The project is a long life, scaleable resource capable of producing battery grade lithium carbonate. It has the potential to have one of the lowest carbon footprints in the industry. Rio Tinto Chief Executive Jakob Stausholm said “Rincon strengthens our battery materials business and positions Rio Tinto to meet the double-digit growth in demand for lithium over the next decade, at a time when supply is constrained. We will be working with local communities, the Province of Salta and the Government of Argentina as we develop this project to the highest ESG standards.” The direct lithium extraction technology proposed for the project has the potential to significantly increase lithium recoveries as compared to solar evaporation ponds. A pilot plant is currently running at the site and further work will focus on continuing to optimise the process and recoveries. The market fundamentals for battery grade lithium carbonate are strong, with lithium demand forecast to grow 25-35% per annum over the next decade with a significant supply demand deficit expected from the second half of this decade. F or p er so na l u se o nl y EXHIBIT 99.13

Contacts

Please direct all enquiries to
media.enquiries@riotinto.com

For personal use only

Media Relations, UK

Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas

Matthew Klar
T +1 514 608 4429

Investor Relations, UK

Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia

Jonathan Rose
M +61 447 028 913

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Investor Relations, Australia

Amar Jambaa
M +61 472 865 948

Rio Tinto plc

6 St James's Square
London SW1Y 4AD
United Kingdom

T +44 20 7781 2000
Registered in England
No. 719885

Rio Tinto Limited

Level 7, 360 Collins Street
Melbourne 3000
Australia

T +61 3 9283 3333
Registered in Australia
ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto's Group Company Secretary.

riotinto.com

Notice to ASX/LSE

Page 2 of 2